                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

                 INFORMATION PURSUANT TO RULES 13d-1 AND 13d-2

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. --)*


                                  VARIAN, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                  922206107
                                (CUSIP Number)


                                 May 20, 1999
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [     ]  Rule 13d-1(b)

      [  X  ]  Rule 13d-1(c)

      [     ]  Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 922206107                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      Investors Canadian Small Cap Fund
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 335,150
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 335,150

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      335,150

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[    ]

11.   Percent of Class Represented by Amount in Row (9):
      1.1%

12.   Type of Reporting Person (See Instructions)
      00 Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                      2A

CUSIP NO. 922206107                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      Investors Global Science & Technology Fund
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 348,000
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 348,000

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      348,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      1.1%

12.   Type of Reporting Person (See Instructions)
00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                      2B

CUSIP NO. 922206107                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      Investors Mutual of Canada
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 264,850
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 264,850

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      264,850

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      0.9%

12.   Type of Reporting Person (See Instructions)
      00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                      2C

CUSIP NO. 922206107                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      Investors Canadian Small Cap Fund II
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 166,350
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 166,350

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      166,350

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      0.6%

12.   Type of Reporting Person (See Instructions)
      00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                      2D

CUSIP NO. 922206107                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      Investors Summa Fund
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 442,650
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 442,650

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      442,650

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      1.5%

12.   Type of Reporting Person (See Instructions)
      00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                      2E

CUSIP NO. 922206107                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only).
      I.G. Investment Management, Ltd.
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 1,557,000
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 1,557,000

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      1,557,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      5.1%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Canada Business Corporations Act), IA (Canadian)

                                      2F

CUSIP NO. 922206107                               13G

1.    Names of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only). Investors Group Trust Co. Ltd.
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification
      Number.

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Manitoba, Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 1,557,000
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 1,557,000

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      1,557,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      5.1%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Manitoba Corporations Act)

                                      2G

CUSIP NO. 922206107                               13G

1.    Name of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only). Investors Group Inc.
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification
      Number.

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 1,557,000
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 1,557,000

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      1,557,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      5.1%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Canada Business Corporations Act), HC

                                      2H

CUSIP NO. 922206107                               13G

1.    Name of Reporting Person(s).
      I.R.S. Identification Nos. of above person(s) (entities only). Investors Group Trustco Inc.
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification
      Number.

2.    Check the Appropriate Box if a member of a Group (See Instructions)
      (a)   [    ]
      (b)   [    ]

3.    SEC Use Only

4.    Citizenship or Place of Organization
      Canada

Number of Shares        5.    Sole Voting Power 0
Beneficially Owned      6.    Shared Voting Power 1,557,000
by Each Reporting       7.    Sole Dispositive Power 0
Person With             8.    Shared Dispositive Power 1,557,000

9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      1,557,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
      [    ]

11.   Percent of Class Represented by Amount in Row (9):
      5.1%

12.   Type of Reporting Person (See Instructions)
      CO (Corporation governed by the Canada Business Corporations Act), HC

                                      2I

ITEM 1(a)   NAME OF ISSUER:

     Varian, Inc.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     3050 Hansen Way
     Palo Alto, California
     94304-1000

ITEM 2(a)   NAME OF PERSON FILING:

     This joint statement is filed by and on behalf of the following Reporting Persons signing this Schedule 13G and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company"), and Investors Canadian Small Cap Fund, Investors Global Science & Technology Fund, Investors Mutual of Canada, Investors Canadian Small Cap Fund II and Investors Summa Fund (collectively, the "Funds").

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     All of the Reporting Persons have their principal places of business at:
                  One Canada Centre
                  447 Portage Avenue
                  Winnipeg, Manitoba
                  R3C 3B6

ITEM 2(c)   CITIZENSHIP:

     IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

     Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.

     The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Funds.

     The Trustee is a corporation formed under the Manitoba Corporations Act. It is the trustee for the Unitholders of the Funds and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

     The Funds are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

     IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Funds are all ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

     Power Financial Corporation owns 67.4% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

The class of equity securities to which this statement on Schedule 13G relates is the Common Stock, Par Value $0.01 per Share of Varian, Inc., a Delaware corporation.

ITEM 2(e)   CUSIP NUMBER:

     922206107

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [    ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).

(b) [    ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c) [    ]  Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d) [    ]  Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C 80a-8).

(e) [    ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [    ]  An employee benefit plan or endowment fund in accordance with
            240.13d-1(b)(1)(ii)(F);

(g) [    ]  A parent holding company or control person in accordance with
            240.13d-1(b)(1)(ii)(G);

(h) [    ]  A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i) [    ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
            Company Act of 1940 (15 U.S.C. 80a-3);

(j) [    ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ x ]

ITEM 4      OWNERSHIP.

Incorporated by reference to items (5) * (9) and (11) of the cover page pertaining to each Reporting Person.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

[    ]

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10    CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 1999          INVESTORS GROUP INC.

                           By:      /s/ James Lawson
                                    -----------------
                                    James Lawson, as
                                    Attorney-in-Fact for
                                    Robert Gibson Darling,
                                    Senior Vice-President of
                                    Investors Group Inc.

September 7, 1999          INVESTORS GROUP TRUSTCO INC.

                           By:      /s/ James Lawson
                                    -----------------
                                    James Lawson, as
                                    Attorney-in-Fact for
                                    Richard Elliott Archer,
                                    President of
                                    Investors Group Trustco Inc.

September 7, 1999          INVESTORS GROUP TRUST CO. LTD.

                           By:      /s/ James Lawson
                                    -----------------
                                    James Lawson, as
                                    Attorney-in-Fact for
                                    Robert Gibson Darling,
                                    Vice-President of
                                    Investors Group Trust Co. Ltd.

September 7, 1999          I.G. INVESTMENT MANAGEMENT, LTD.

                           By:      /s/ James Lawson
                                    -----------------
                                    James Lawson, as
                                    Attorney-in-Fact for
                                    Alexander Scott Penman,
                                    President of
                                    I.G. Investment Management, Ltd.

September 7, 1999          INVESTORS CANADIAN SMALL CAP FUND

                           By:      /s/ James Lawson
                                    -----------------
                                    James Lawson, as
                                    Attorney-in-Fact for
                                    Robert Gibson Darling,
                                    Vice-President of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Canadian Small Cap Fund

September 7, 1999          INVESTORS GLOBAL SCIENCE & TECHNOLOGY FUND

                           By:      /s/ James Lawson
                                    -----------------
                                    James Lawson,
                                    as Attorney-in-Fact for
                                    Robert Gibson Darling,
                                    Vice-President of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Global Science & Technology Fund

September 7, 1999          INVESTORS MUTUAL OF CANADA

                           By:      /s/ James Lawson
                                    -----------------
                                    James Lawson,
                                    as Attorney-in-Fact for
                                    Robert Gibson Darling,
                                    Vice-President of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Mutual of Canada

September 7, 1999          INVESTORS CANADIAN SMALL CAP FUND II

                           By:      /s/ James Lawson
                                    -----------------
                                    James Lawson,
                                    as Attorney-in-Fact for
                                    Robert Gibson Darling,
                                    Vice-President of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Canadian Small Cap Fund II

September 7, 1999          INVESTORS SUMMA FUND

                           By:      /s/ James Lawson
                                    -----------------
                                    James Lawson,
                                    as Attorney-in-Fact for
                                    Robert Gibson Darling,
                                    Vice-President of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Summa Fund

Exhibit A

                             Joint Filing Agreement
                             ----------------------

            In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to Common Stock, Par Value $.01 per Share of Varian, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 7th day of September, 1999.

                              INVESTORS GROUP INC.

                              By:   /s/ James Lawson
                                    ----------------
                                    James Lawson, as
                                    Attorney-in-Fact for
                                    Robert Gibson Darling,
                                    Senior Vice-President of
                                    Investors Group Inc.

                              INVESTORS GROUP TRUSTCO INC.

                              By:      /s/ James Lawson
                                       ----------------
                                       James Lawson, as
                                       Attorney-in-Fact for
                                       Richard Elliott Archer,
                                       President of
                                       Investors Group Trustco Inc.

                              INVESTORS GROUP TRUST CO. LTD.

                              By:      /s/ James Lawson
                                       ----------------
                                       James Lawson, as
                                       Attorney-in-Fact for
                                       Robert Gibson Darling,
                                       Vice-President of
                                       Investors Group Trust Co. Ltd.

                              I.G. INVESTMENT MANAGEMENT, LTD.

                              By:      /s/ James Lawson
                                       ----------------
                                       James Lawson, as
                                       Attorney-in-Fact for
                                       Alexander Scott Penman,
                                       President of
                                       I.G. Investment Management, Ltd.

                              INVESTORS CANADIAN SMALL CAP FUND

                              By:      /s/ James Lawson
                                       ----------------
                                       James Lawson, as
                                       Attorney-in-Fact for
                                       Robert Gibson Darling,
                                       Vice-President of
                                       Investors Group Trust Co. Ltd.,
                                       as Trustee for
                                       Investors Canadian Small Cap Fund

                              INVESTORS GLOBAL SCIENCE & TECHNOLOGY FUND

                              By:      /s/ James Lawson
                                       ----------------
                                       James Lawson,
                                       as Attorney-in-Fact for
                                       Robert Gibson Darling,
                                       Vice-President of
                                       Investors Group Trust Co. Ltd.,
                                       as Trustee for
                                       Investors Global Science & Technology
                                       Fund

                              INVESTORS MUTUAL OF CANADA

                              By:      /s/ James Lawson
                                       ----------------
                                       James Lawson,
                                       as Attorney-in-Fact for
                                       Robert Gibson Darling,
                                       Vice-President of
                                       Investors Group Trust Co. Ltd.,
                                       as Trustee for
                                       Investors Mutual of Canada

                              INVESTORS CANADIAN SMALL CAP FUND II

                              By:      /s/ James Lawson
                                       ----------------
                                       James Lawson,
                                       as Attorney-in-Fact for
                                       Robert Gibson Darling,
                                       Vice-President of
                                       Investors Group Trust Co. Ltd.,
                                       as Trustee for
                                       Investors Canadian Small Cap Fund II

                              INVESTORS SUMMA FUND

                              By:      /s/ James Lawson
                                       ----------------
                                       James Lawson,
                                       as Attorney-in-Fact for
                                       Robert Gibson Darling,
                                       Vice-President of
                                       Investors Group Trust Co. Ltd.,
                                       as Trustee for
                                       Investors Summa Fund

Exhibit B
                               Power of Attorney
                               -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert Gibson Darling, Senior Vice-President of Investors Group Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, James Lawson, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Inc. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 9th day of August, 1999.

                                          /s/   Robert Gibson Darling
                                          ---------------------------
                                                Robert Gibson Darling

            BE IT KNOWN, that on this 9th day of August, 1999, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Robert Gibson Darling, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                          /s/   Douglas E. Jones
                                          ----------------------
                                                Notary Public

Exhibit C
                               Power of Attorney
                               -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliott Archer, President of Investors Group Trustco Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, James Lawson, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trustco Inc. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 9th day of August, 1999.

                                          /s/   Richard Elliott Archer
                                          ----------------------------
                                                Richard Elliott Archer

            BE IT KNOWN, that on this 9th day of August, 1999, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliott Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                          /s/   Douglas E. Jones
                                          ----------------------
                                                Notary Public

Exhibit D
                               Power of Attorney
                               -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert Gibson Darling, Vice-President of Investors Group Trust Co. Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trust Co. Ltd. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 14th day of May, 1999.

                                          /s/   Robert Gibson Darling
                                          ---------------------------
                                                Robert Gibson Darling

            BE IT KNOWN, that on this 14th day of May, 1999, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Robert Gibson Darling, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                          /s/   Martin Gutnik
                                          -------------------
                                                Notary Public

Exhibit E
                               Power of Attorney
                               -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Alexander Scott Penman, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 19th day of March, 1999.

                                          /s/   Alexander Scott Penman
                                          ----------------------------
                                                Alexander Scott Penman

            BE IT KNOWN, that on this 19th day of March, 1999, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Alexander Scott Penman, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                          /s/   Douglas E. Jones
                                          ----------------------
                                                Notary Public

Exhibit F
                               Power of Attorney
                               -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert Gibson Darling, Vice-President of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Small Cap Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David
M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Canadian Small Cap Fund any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 14th day of May, 1999.

                                          /s/   Robert Gibson Darling
                                          ---------------------------
                                                Robert Gibson Darling

            BE IT KNOWN, that on this 14th day of May, 1999, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Robert Gibson Darling, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                          /s/   Martin Gutnik
                                          -------------------
                                                Notary Public

Exhibit G
                               Power of Attorney
                               -----------------

              KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert Gibson Darling, Vice-President of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Small Cap Fund II, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David
M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Canadian Small Cap Fund II any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

              IN WITNESS WHEREOF, I have hereunto set my hand and seal this 14th day of May, 1999.

                                          /s/   Robert Gibson Darling
                                          ---------------------------
                                                Robert Gibson Darling

              BE IT KNOWN, that on this 14th day of May, 1999, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Robert Gibson Darling, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

              IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                          /s/   Martin Gutnik
                                          -------------------
                                                Notary Public

Exhibit H
                               Power of Attorney
                               -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert Gibson Darling, Vice-President of Investors Group Trust Co. Ltd., as Trustee for Investors Summa Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Summa Fund any and all statements on
Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 14th day of May, 1999.

                                          /s/   Robert Gibson Darling
                                          ---------------------------
                                                Robert Gibson Darling

            BE IT KNOWN, that on this 14th day of May, 1999, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Robert Gibson Darling, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                          /s/   Martin Gutnik
                                          -------------------
                                                Notary Public

Exhibit I
                               Power of Attorney
                               -----------------

            KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert Gibson Darling, Vice-President of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Global Science & Technology Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Global Science & Technology Fund any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

            IN WITNESS WHEREOF, I have hereunto set my hand and seal this 14th day of May, 1999.

                                          /s/   Robert Gibson Darling
                                          ---------------------------
                                                Robert Gibson Darling

            BE IT KNOWN, that on this 14th day of May, 1999, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Robert Gibson Darling, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

            IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                          /s/   Martin Gutnik
                                          -------------------
                                                Notary Public

Exhibit J
                               Power of Attorney
                               -----------------

              KNOW ALL MEN BY THESE PRESENTS, THAT I, Robert Gibson Darling, Vice-President of Investors Group Trust Co. Ltd., as Trustee for Investors Mutual of Canada, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Mutual of Canada any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

              IN WITNESS WHEREOF, I have hereunto set my hand and seal this 14th day of May, 1999.

                                          /s/   Robert Gibson Darling
                                          ---------------------------
                                                Robert Gibson Darling

              BE IT KNOWN, that on this 14th day of May, 1999, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Robert Gibson Darling, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

              IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.

                                          /s/   Martin Gutnik
                                          -------------------
                                                Notary Public